August 10, 2009

Mr. Harry Kletter
Chairman of the Board and Chief Executive Officer
Industrial Services of America, Inc.
7100 Grade Lane
P.O. Box 32428
Louisville, Kentucky 40232

> **Re:** **Industrial Services of America, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed July 16, 2009**
> **File No. 000-20979**

Dear Mr. Polis:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Alex P. Herrington, Jr.
Stites & Harbison, PLLC
Via facsimile: (502) 779-8234